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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             ----------------------


                                  SCHEDULE 13D
                                 (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(a)


                              (AMENDMENT NO. 1)(1)


                        SUMMIT BROKERAGE SERVICES, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  86601N-10-1
            -------------------------------------------------------
                                 (CUSIP Number)


                             Sandra C. Gordon, Esq.
                            Greenberg Traurig, P.A.
                      111 North Orange Avenue, 20th Floor
                             Orlando, Florida 32801
                                 (407) 420-1000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 16, 2000
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



                         (Continued on following pages)


                              (PAGE 1 OF 3 PAGES)


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     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

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CUSIP NO. 86601N-10-1                                         Page 2 of 3 Pages
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              RICHARD PARKER

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (A) [ ]
                                                                        (B) [ ]

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    3      SEC USE ONLY



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    4      SOURCE OF FUNDS*

              OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                            [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES
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                        7   SOLE VOTING POWER

                               2,988,360

                      ---------------------------------------------------------
      NUMBER OF         8   SHARED VOTING POWER
        SHARES
     BENEFICIALLY              814,675 comprised of:  627,675 (owned jointly
       OWNED BY                with spouse); 27,000 (owned by spouse); 160,000
         EACH                  (pursuant to common stock purchase options held
      REPORTING                 by spouse)
                      ---------------------------------------------------------
        PERSON          9   SOLE DISPOSITIVE POWER
         WITH
                               2,988,360
                      ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                               814,675 comprised of: 627,675 (owned jointly
                               with spouse); 27,000 (owned by spouse); 160,000 (pursuant to common stock purchase options held by spouse)
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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,803,035
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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]

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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              82.8%
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    14     TYPE OF REPORTING PERSON*

              IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13D

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CUSIP NO. 86601N-10-1                                         Page 3 of 3 Pages
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         This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned to amend the Schedule 13D (the "Schedule 13D") which was originally filed on August 24, 2000. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended. Only those items reported herein are amended. All other items remain unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The 3,803,035 shares of Common Stock reported were issued to Mr. Parker in respect of certain employment-related services rendered or to be rendered by Mr. Parker to the Company and are comprised of the following: (i) 394,440 shares which are issuable to Mr. Parker solely upon exercise of currently exercisable options, (ii) 2,593,920 issued to Mr. Parker directly, and (iii) 627,675 shares issued jointly to Mr. Parker and his spouse, (iv) 27,000 shares issued to Mr. Parker's spouse, and (vi) 160,000 shares which are issuable to Mr. Parker's spouse upon exercise of currently exercisable options.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The number of shares of Common Stock beneficially owned by Richard Parker is 3,803,035, comprising approximately 82.8% of the outstanding shares of Common Stock.

         (b) Richard Parker has sole voting and sole dispositive power with respect to 2,988,360 shares beneficially owned by him. He is deemed to share voting and dispositive power with respect to the 627,675 shares he jointly owns with his spouse, the 27,000 shares owned by his spouse, and the 160,000 shares issuable to Mr. Parker's spouse upon exercise of currently exercisable options.

         (c) The immediately exercisable options to purchase 95,000 shares of common stock at $2.50 per share that were granted to Mr. Parker in December 1999 were cancelled in their entirety on May 16, 2000. None of such options were ever exercised. Immediately exercisable options to purchase 394,440 shares of Common Stock at $2.50 per share were granted to Mr. Parker on May 16, 2000 pursuant to a Stock Option Agreement between the Company and Mr. Parker, dated May 16, 2000. Immediately exercisable options to purchase 160,000 shares of Common Stock at $2.50 per share were granted to Mr. Parker's spouse on May 16, 2000 pursuant to a Stock Option Agreement between the company and Mr. Parker's spouse. In connection with the adjustment of certain compensation arrangements between the Company and Mr. Parker, Mr. Parker was issued 16,000 additional shares of Common Stock and Mr. Parker's spouse was issued 27,000 shares of Common Stock, each as of March 30, 2000.

         (d)      Not applicable.

         (e)      Not applicable.


                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 13, 2000                    /s/ Richard Parker
                                          -------------------------------------
                                              Richard Parker